UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

[X] SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

[_] SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the semiannual period ended: June 30, 2023

Cloudastructure, Inc.

(Exact name of issuer as specified in its charter)

Delaware	87-4054162
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

150 SE 2nd Avenue # 300

Miami, Florida 33131

(Mailing Address of principal executive offices)

(650) 644-4160

Issuer’s telephone number, including area code

In this semiannual report on Form 1-SA, the terms “Cloudastructure”, “we”, “us”, “our” or the “Company” refer to Cloudastructure, Inc.

THIS REPORT MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY’S MANAGEMENT. WHEN USED IN THIS SEMIANNUAL REPORT, THE WORDS “ESTIMATE,” “PROJECT,” “BELIEVE,” “ANTICIPATE,” “INTEND,” “EXPECT” AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT’S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY’S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

ITEM 1. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Results of Operations

Six months ended June 30, 2023 Compared to six months ended June 30, 2022

Net Revenues. The majority of our net revenues for the six months ended June 30, 2023 was comprised of subscription revenue (as well as revenue from related hardware sales) generated from our core business services (cloud video surveillance and recording, and remote guarding), which increased by 101% from $90,000 for the six months ended June 30, 2022 to $181,000 for the six months ended June 30, 2023 due to the addition of new customers and existing customers expanding their number of cameras and remote guarding services provided by us. However, this increase in revenues was offset by a decrease in Other revenue (generated from installation services related to our core business, as well as from smart parking services) decreased by 82% from $183,000 for the six months ended June 30, 2022 to $33,000 for the six months ended June 30, 2023, which was primarily the result of a focus on customers with existing infrastructure, which led to less low margin hardware installations, as well as the discontinuation of smart parking services. In total, the Company’s net revenues for the six months ended June 30, 2023 were $214,000 compared to $273,000 for the six months ended June 30, 2022, a decrease of 22%.

Cost of Goods Sold. The Company’s cost of goods sold decreased from $430,000 for the six months ended June 30, 2022 to $332,000 for the six months ended June 30, 2023 - a decrease of 22.8%, which was largely the result of decreased sales, which led to decreased sales costs (such as hosting costs, the costs of equipment sold, installation costs and the costs of our operations department).

Operating Expenses. The Company’s operating expenses for the six months ended June 30, 2023 and 2022 were as follows:

	Six months ended
	June 30, 2023	June 30, 2022
General and administrative	$1,429,000	$2,191,000
Research and development	$1,174,000	$1,529,000
Sales and marketing	$1,694,000	$2,109,000
Total operating expenses	$4,297,000	$5,829,000

General and administrative expenses decreased significantly (34.8%) for the six months ended June 30, 2023 compared to the same period in 2022 primarily due to decrease of personnel costs of $336,000 as we decreased our workforce during this period, and a decrease in professional and consulting services of $391,000.

Research and development expenses also decreased significantly (23.2%) for the six months ended June 30, 2023 compared to the same period in 2022. As part of the refocus on our core business we decreased the number of R&D personnel and consultants, which led to a decrease of personnel costs of $136,000, $40,000 decrease in non-cash stock compensation expense, and $113,000 decrease in consulting services.

Sales and marketing expenses were the largest component of operating expenses for the six months ended June 30, 2023 and also decreased significantly (19.7%) compared to the sales and marketing expenses incurred during the same period in 2022. The decrease in sales and marketing expense was due to a reduction in our sales and marketing personnel, which led to a decrease of $256,000 of personnel costs, and a decrease of $142,000 of non-cash stock compensation related to those employee cuts.

Net Loss. As a result of the foregoing, the Company suffered a net loss of $4,409,000 for the six months ended June 30, 2023, compared to net loss of $5,989,000 for the six months ended June 30, 2022 – an improvement of 26.4% for the current period compared to the prior period

2

Liquidity and Capital Resources

Since inception, the Company has relied on raising funds from the issuance of convertible notes, SAFEs, warrants, and equity to fund its business. As of June 30, 2023, the Company had cash on hand of $6.489 million and a working capital of $6.187 million. The Company could incur additional losses prior to generating additional positive working capital from operations. The Company also has an accumulated deficit in earnings since inception.

During the next year, the Company intends to fund its operations with our revenues, funds raised in our 2020 and 2022 Regulation A Offerings, as well as other exempt offerings of equity and/or debt to the extent that our Company’s management deems it to be in the best interest of the Company.

As of the date of this report, the Company expects its current capital will be able to fund operations for at least the next twelve months following the date of this report.

Issuances of Equity

On July 9, 2020, the Company commenced an offering pursuant to Regulation A of the Securities Act of 1933, as amended (the “2020 Regulation A Offering”), initially qualifying the offer and sale of up to $50,000,000 of units consisting of 2 shares of Class A Common Stock of the Company at $1.00 per unit, and 1 warrant to purchase 1 share of Class A Common Stock of the Company at an exercise price of $0.75 (each, a “2020 Warrant”). In May of 2021, the Company filed a post-qualification amendment to the offering statement to increase the maximum offering amount of the 2020 Regulation A Offering from $50,000,000 to $75,000,000. On August 25, 2021, the Company filed a supplement to the offering circular to increase the price of the units from $1.00 to $1.20 and to increase the exercise price per share of the warrants comprising the units from $0.75 to $0.90 (each, a “2021 Warrant”). The 2020 Regulation A Offering terminated on February 21, 2022. The Company raised gross proceeds of $34,540,487.20 from the 2020 Regulation A Offering. Warrants issued in the 2020 Regulation A Offering may still be exercised, however, as part of the 2022 Regulation A Offering (as defined further below in this report).

On November 28, 2021, Mr. Bentley exercised options to purchase 3,300,000 shares of Class B Common Stock. On December 3, 2021, the Company loaned to Mr. Bentley $373,158.84 to pay withholding taxes related to the option exercise. The note accrued interest at 2.0% per annum and had a maturity date of December 3, 2022. The note was secured by the 3,300,000 shares of Class B Common Stock. On October 13, 2022, Mr. Bentley entered into an agreement to surrender 1,142,871 shares of his Class B Common Stock to pay off the remaining balance of the loan including interest ($354,289.87), which resulted in this note being repaid in full.

On May 19, 2022, the Company commenced a new offering pursuant to Regulation A of the Securities Act of 1933, as amended (the “2022 Regulation A Offering”), in order to qualify the offer and sale of up to $66,375,323 of (i) “units” consisting of 2 shares of Class A Common Stock of the Company at $2.00 per unit, and 1 warrant to purchase 1 share of Class A Common Stock of the Company at an exercise price of $1.50; (ii) warrants that may be exercised for 2,632,615 shares of Class A Common Stock at $0.90 per share; and (iii) warrants that may be exercised for 25,150,136 shares of Class A Common Stock at $0.75 per share. As of June 30, 2023, the Company had raised approximately $4,686,053 in proceeds from this offering. On May 18, 2023, the Company filed a post-qualification amendment to its offering statement in order to continue the 2022 Regulation A Offering. As of the date of this report, the 2022 Regulation A Offering is paused while the Company awaits SEC qualification

Issuance of Debt

On October 13, 2022, the Company loaned to Mr. Bentley $185,000 to pay income taxes related to the November 28, 2021 option exercise described above pursuant to a promissory note. The note accrues interest at 3.4% per annum and has a maturity date of October 13, 2023. The note is secured by 2,157,129 shares of Class B Common Stock Mr. Bentley owns – if Mr. Bentley does not repay the note, the Company will receive these shares back. As of June 30, 2023, the full principal amount of $185,000, plus accrued interest of $4,463.32 was outstanding. This promissory note is still outstanding as of the date of this report. A copy of this promissory note is filed as exhibit 6.12 to this report.

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Indebtedness

In 2020 and prior years, the Company issued promissory notes and convertible notes in exchange for cash for the purpose of funding its continuing operations (the “Notes”). The Notes accrued interest at the rate of four to six percent per annum and are convertible to equity at a pre-determined discount to market value under certain predefined conditions. Such conditions included a qualified equity financing, election by a majority of noteholders on the maturity date of the associated Notes to convert the Notes, or a sale of the Company.

On October 15, 2021, the Company’s board unanimously approved the repayment of all of the outstanding convertible notes of the Company (or alternatively, to allow such notes to convert into equity of the Company in the form of “units” consisting of 2 shares of Class A Common Stock and one warrant to purchase one share of Class A Common Stock at $0.75 per share) with such repayment to occur on or after October 31, 2021. As of October 31, 2021, the Company had a total of $2,053,574.32 in outstanding principal and interest owed to convertible noteholders. Certain of the convertible noteholders repaid were related parties of the Company.

During 2021, the Company settled Notes with a principal value of approximately $1,346,000, accrued interest of $463,000 and a related embedded derivative value of approximately $303,000 through (i) cash repayments of approximately $1,254,000 and (ii) the issuance of 5,484,429 shares of Class A Common Stock and warrants to purchase 2,754,215 shares of Class A Common Stock at an exercise price of $0.75 per share. During 2022, the remaining Notes were converted to 343,308 shares of Class A Common Stock and warrants to purchase 171,654 shares of Class A Common Stock at an exercise price of $0.75 per share As of December 31, 2022, all the Notes had been fully repaid or extinguished in exchange for equity of the Company.

Issuances of SAFES

On July 16, 2019, the Company completed a Regulation Crowdfunding offering in which it entered into SAFE agreements (Simple Agreement for Future Equity) with investors for net proceeds $388,340 (the “2019 Reg CF Offering”). The SAFE agreements have no interest rate or maturity date. The SAFE agreements are convertible at the option of the Company upon an equity financing of the Company in which $1,000,000 in net proceeds are received into shares of the Common Stock or Preferred Stock of the Company issued in such equity financing. The number of shares the SAFE agreements are convertible into is determined by whichever calculation provides for the greater number of shares between: A) an 80% discount to the pricing in the triggering equity financing; and B) the price implied by a $7,000,000 valuation cap divided by the capitalization of the Company (as defined in the agreements) at the triggering equity financing. As of December 31, 2022, all SAFEs issued to investors in this offering converted into 2,571,886 shares of Class A Common Stock. An additional 51,449 shares of Class A Common Stock were issued to Republic as a part of their platform fundraising fee.

On November 1, 2019, the Company commenced another Regulation Crowdfunding offering in which it entered into SAFE agreements with investors (the “2020 Reg CF Offering”). The SAFE agreements become convertible into shares of Preferred Stock of the Company (currently none are authorized) issued in a future equity financing of the Company. The number of shares the SAFE agreements are convertible into is determined by whichever calculation provides for the greater number of shares between: A) an 80% discount to the pricing in the triggering equity financing; and B) the price implied by a $10,000,000 valuation cap divided by the capitalization of the Company (as defined in the agreements) at the triggering equity financing. For up to the first $100,000 raised in this offering, investors entered into a SAFE with the same terms, except for a lower valuation cap of $9,000,000. The Company raised $313,482 in net proceeds from the issuance of SAFEs to investors in this offering. As of April 7, 2022, all the SAFE agreements that were issued to investors in this offering have converted into 1,534,901 shares of Class A Common Stock.

4

Trend Information

In 2023, the Company has continued its focus on growing its customer base in certain targeted areas. As of June 30, 2023, we have signed 20 customer contracts, the majority within the property management space, which have multiple locations. We are in the process of selling our services to individual properties that these customers manage. If we are successful in this, we have the potential to add over 1,100 new locations to which we could provide our cloud security monitoring services. While there is no guarantee that we will be successful in securing contracts for all of these locations, the Company believes this is a strong sales channel to pursue, and the Company is dedicating resources to pursue this opportunity.

Our latest product, Remote Guarding, which we began developing last year launched at the end of the first quarter of 2023. Customers have expressed significant interest in the product. During the six months ended June 30, 2023, over 60% of the proposals we submitted to customers contained remote guarding bids at their request. We believe that this will be a strong area of growth for us going forward both in terms of add on sales to existing customers as well as attracting new customers.

As noted further above, we have refocused our organization on our core subscription services of video surveillance and remote guarding. Along these lines, we have streamlined our organization to concentrate our efforts serving these markets. As such we continue to reduce our cost structure, to be in line with our revenue generating opportunities.

A continuing trend we have identified is the increase of camera pixel counts. Only 10 years ago, a typical camera might have 640x480 pixels. Today a typical camera has 1920x1080 pixels – with some cameras having twice that pixel count in each dimension. The increase in pixel count means there is more to see and our computational resources go up commensurately. We have noticed from the beginning of our business operations that our computational resources tend to follow Moore’s Law (computational power doubles every 18-24 months) and the pixel count increases significantly slower than that. This means that even though camera pixel counts continue to increase, which drives our computational load, the increase is slower than the rate at which computational resources become available to us. As such, we believe this trend will not cause any computational issues for us as these technological trends continue.

ITEM 2. OTHER INFORMATION

None.

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ITEM 3. FINANCIAL STATEMENTS

Cloudastructure, Inc.

CONDENSED BALANCE SHEETS (UNAUDITED)

Amounts in thousands, except share numbers

	June 30, 2023	December 31, 2022
TOTAL ASSETS
Current assets:
Cash and cash equivalents	$6,489	$9,414
Accounts receivable	233	301
Inventory	286	291
Other current assets	155	355
Total current assets	7,163	10,361

Non-current assets:
Fixed assets, net	186	291
Intangible assets, net	1,674	1,674

TOTAL ASSETS	$9,023	$12,326

LIABILITIES AND SHAREHOLDERS’ DEFICIT
Liabilities
Current liabilities:
Accounts payable	$276	$146
Accrued expenses	–	(20)
Deferred revenue	26	53
Total current liabilities	302	179

TOTAL LIABILITIES	302	179

Shareholders’ equity:
Common stock, Class A (par value $0.001; 250,000,000 shares authorized; 82,719,521 and 81,978,086 shares issued and outstanding at June 30, 2023 and December 31, 2022, respectively)	83	82
Common stock, Class B (par value $0.001; 100,000,000 shares authorized; 5,138,017 shares issued and outstanding at June 30, 2023 and December 31, 2022)	5	5
Additional paid-in capital	38,356	37,374

Accumulated deficit	(29,723)	(25,314)
TOTAL SHAREHOLDERS’ EQUITY	8,721	12,147

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$9,023	$12,326

See accompany notes to the condensed financial statements.

6

Cloudastructure, Inc.

CONDENSED STATEMENTS OF OPERATIONS (UNAUDITED)

Amounts in thousands, except for per share amounts

	Six Months Ended
	June 30, 2023	June 30, 2022

Revenues, net	$214	$273
Less: cost of goods sold	(332)	(430)
Gross profit (loss)	(118)	(157)

Operating expenses:
General and administrative	1,429	2,191
Research and development	1,174	1,529
Sales and marketing	1,694	2,109
Total operating expenses	4,297	5,829

Loss from operations	(4,415)	(5,986)

Other expenses, net:
Interest expense	(6)	(3)

Net loss	$(4,409)	$(5,989)

Basic and diluted loss per share of Class A and Class B common stock	$(0.06)	$(0.08)

See accompany notes to the condensed financial statements. In the opinion of management, all adjustments necessary in order to make these interim statements of operations not misleading have been included.

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Cloudastructure, Inc.

CONDENSED STATEMENTS OF SHAREHOLDERS’ EQUITY (DEFICIT) (UNAUDITED)

Amounts in thousands, except share numbers

	Common Stock, Class A		Common Stock, Class B		Additional Paid-in	Accumulated	Total Shareholders’ Equity
	Shares	Amount	Shares	Amount	Capital	Deficit	(Deficit)
Balances as of December 31, 2021	65,316,589	$65	6,280,888	$6	$26,028	$(13,688)	$12,411
Issuances of Class A shares, net of issuance costs	8,103,919	8	–	–	4,808	–	4,816
Conversion of SAFEs into Class A shares	1,534,401	2	–	–	520	–	522
Stock-based compensation	–	–	–	–	769	–	769
Net loss	–	–	–	–	–	(5,989)	(5,989)
Balances as of June 30, 2022	74,954,909	$75	6,280,888	$6	$32,125	$(19,677)	$12,529
Issuances of Class A shares, net of issuance costs	6,675,711	6.5	(1,142,871)	(1)	3,839	–	3,845
Conversion of Notes Payable into Class A Shares	347,066	0.5	–	–	870	–	871
Stock-based compensation	–	–	–	–	540	–	540
Net loss	–	–	–	–	–	(5,637)	(5,637)
Balances as of December 31, 2022	81,979,086	$82	5,138,017	$5	$37,374	$(25,314)	$12,147
Issuances of Class A shares, net of issuance costs	741,434	0.5	–	–	394	–	395
Stock-based compensation	–	–	–	–	588	–	588
Net loss	–	–	–	–	–	(4,409)	(4,409)
Balance as of June 30, 2023	82,719,520	$83	5,138,017	$5	$38,356	$(29,723)	$8,721

See accompany notes to the condensed financial statements.

8

Cloudastructure, Inc.

CONDENSED STATEMENTS OF CASH FLOWS (UNAUDITED)

Amounts in thousands

	Six Months Ended
	June 30, 2023	June 30, 2022
Cash Flows from Operating Activities
Net Loss	$(4,409)	$(5,989)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	110	108
Stock-based compensation	588	769
Changes in operating assets and liabilities:
(Increase) Decrease in accounts receivable	68	37
(Increase) Decrease in other current assets	206	(133)
Increase (Decrease) in accounts payable	130	166
Increase (Decrease) in accrued expenses	20	(140)
Increase (Decrease) in deferred revenue	(27)	(18)
Increase (Decrease) in interest payable		(10)
Net Cash Used in Operating Activities	(3,314)	(5,209)

Cash Flows from Investing Activities
Purchase of fixed assets	(6)	(90)
Acquisition of intangible assets		(299)
	(6)	(389)
Cash Flows from Financing Activities
Payments on notes		(32)
Proceeds from issuance of Class A Common Stock	395	4,818
Net Cash Provided by Financing Activities	395	4,786

Net Change in Cash	(2,295)	(812)

Cash at Beginning of Period	9,414	13,647
Cash at End of Period	$6,489	$12,834

See accompany notes to the condensed financial statements.

9

Cloudastructure, Inc.

NOTES TO THE CONDENSED FINANCIAL STATEMENTS (UNAUDITED)

For the Six Months Ended June 30, 2023 and 2022

NOTE 1 - NATURE OF OPERATIONS

Cloudastructure, Inc. (“the Company”) is a corporation organized under the laws of the State of Delaware and headquartered in Florida. The Company is a technology service provider that focuses on intelligent devices and software for physical security applications. Since inception, the Company has relied primarily on financing activities, including an offering under Regulation A, to fund its operations.

NOTE 2 – BASIS OF PRESENTATION

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America and are consistent in all material respects with those applied in our 2022 Form 1-K.

As permitted by SEC requirements for interim reporting, certain footnotes or other financial information have been condensed or omitted. In the opinion of management, all normal and recurring adjustments considered necessary for the fair presentation of the financial statements have been included. Revenues, expenses, assets, and liabilities can vary during each quarter of the year, therefore, the results and trends in these interim financial statements may not be representative of those for the full year.

The information included in this Form 1-SA should be read in conjunction with the financial statements and accompanying notes included in the Company’s 2022 Form 1-K.

NOTE 3 – BASIC AND DILUTED LOSS PER SHARE

The number of shares used to calculate basic and diluted loss per share were as follows for the six months ended June 30:

	2023	2022
Class A common stock	72,336,557	71,640,901
Class B common stock	5,138,017	6,280,888
Total	77,474,574	77,921,789

For the six months ended June 30, 2023 and 2022, approximately 95.9 million and 98.6 million shares, respectively, issuable upon the exercise or conversion of stock options, convertible notes, and SAFEs were excluded from the calculation of diluted loss per share because such amounts were antidilutive.

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NOTE 4 – SHARE CAPITAL

Securities Offerings:

Beginning in 2020, the Company commenced a public offering of units under the exemption from registration provided by Tier 2 of Regulation A. Each unit consists of two shares of Class A Common Stock of the Company and one warrant to purchase shares of Class A Common Stock. Through August 24, 2021, the purchase price of each unit was $1.00, and the exercise price of each warrant was $0.75 per share.

On August 25, 2021, the Company updated the terms of the units being offered in this Regulation A offering, offering the units at a price of $1.20 and the exercise price of the accompanying warrants was increased to $0.90 per share. Issued warrants are immediately exercisable and expire 18 months after their issuance date.

On May 19, 2022, the Company again updated the terms of the units it was offering under Regulation A. Beginning on this date, each unit was offered at a price of $2.00 and the exercise price of the accompanying warrant was $1.50 per share.

During 2022, 8,328,079 warrants were exercised and 20,099,733 warrants expired. There were 3,257,924 warrants outstanding as of December 31, 2022.

As of June 30, 2023, the Company had issued 72.4 million shares of Class A Common Stock and 31.9 million warrants to purchase an additional 1.8 million shares of Class A Common Stock in connection with this offering. The Company has received cumulative proceeds of $33.1 million, net of issuance costs, through June 30, 2023 in connection with this offering.

The following table is a summary of the outstanding Class A common stock warrants at June 30, 2023 and December 31, 2022:

	Warrants at an Exercise Price of $0.75	Warrants at an Exercise Price of $0.90	Warrants at an Exercise Price of $1.50	Total Warrants
Balance at January 1, 2022	24,267,425	668,955	–
Issued during 2022			–
Exercised during 2021	0	0	–
Outstanding at December 31, 2022			–	3,258,624
Issued during 2023
Expired during 1H 2023		0
Exercised during 1H 2023		0
Outstanding at June 30, 2023	194,250	1,375,415	302,445	1,872,110

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Stock-Based Compensation:

The following summarizes stock option activity for the six months ended June 30, 2023:

	Number of Options	Exercise Price Range	Weighted-Average Exercise Price
Options outstanding at January 1, 2023	66,257,999	$0.004-$0.36	$0.137
Granted
Canceled	(3,781,063)	0.04-0.36	0.137
Exercised
Options outstanding at June 30, 2023	62,476,936	$0.004 to $0.36	$0.137

Granted options are exercisable into shares of the Company’s Class B common stock, vest over four years, and expire ten years from the date of grant.

NOTE 5 – CONVERTIBLE NOTES

As of June 30, 2023, the Company had no convertible notes outstanding.

Certain Notes provide the holders with a right to convert into equity at a pre-determined discount to market value under certain conditions. Such conditions include a qualified equity financing, election by a majority of noteholders on the maturity date of the associated Notes, or a sale of the Company. This premium that may be received by holders upon conversion of their Notes is a variable share redemption feature that has been accounted for separately at fair value as an embedded derivative.

During 2021, the Company settled Notes with a principal value of approximately $1,346,000, accrued interest of $463,000 and a related embedded derivative value of approximately $303,000 through (i) cash repayments of approximately $1,254,000 and (ii) the issuance of 5,484,429 shares of Class A stock and warrants to purchase 2,754,215 shares of Class A Common Stock at an exercise price of $0.75 per share.

During 2022 the remaining notes were converted to 343,308 shares of Class A stock and warrants to purchase 171,654 shares of Class A Common Stock at an exercise price of $0.75 per share.

NOTE 6 – SAFE INSTRUMENTS

The SAFEs are convertible into shares of stock at a conversion price equal to the lesser of (i) the SAFEs’ principal balance divided by the product of the price per share of stock sold in a qualified equity financing multiplied by 80%, and (ii) the SAFEs’ stated valuation cap divided by the number of fully diluted shares outstanding.

On July 16, 2019, the Company completed a Regulation Crowdfunding offering in which it entered into SAFE agreements (Simple Agreement for Future Equity) with investors for net proceeds $388,340. The SAFE agreements have no interest rate or maturity date. The SAFE agreements are convertible at the option of the Company upon an equity financing of the Company in which $1,000,000 in net proceeds are received into shares of the Common Stock or Preferred Stock of the Company issued in such equity financing. The number of shares the SAFE agreements are convertible into is determined by whichever calculation provides for the greater number of shares between: A) an 80% discount to the pricing in the triggering equity financing; and B) the price implied by a $7,000,000 valuation cap divided by the capitalization of the Company (as defined in the agreements) at the triggering equity financing. As of December 31, 2022 All investors converted into 2,571,886 shares of Class A Common Stock. An additional 51,449 shares of Class A Common Stock were issued to Republic as a part of their fund raising fee.

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On November 1, 2019, the Company commenced another Regulation Crowdfunding offering in which it entered into SAFE agreements with investors (the “2020 Reg CF Offering”). The SAFE agreements become convertible into shares of Preferred Stock of the Company (currently none are authorized) issued in a future equity financing of the Company. The number of shares the SAFE agreements are convertible into is determined by whichever calculation provides for the greater number of shares between: A) an 80% discount to the pricing in the triggering equity financing; and B) the price implied by a $10,000,000 valuation cap divided by the capitalization of the Company (as defined in the agreements) at the triggering equity financing. For up to the first $100,000 raised in this offering, investors entered into a SAFE with the same terms, except for a lower valuation cap of $9,000,000. The Company raised $313,482 in net proceeds from the issuance of SAFEs to investors in this offering. As of April 7, 2022, the SAFE agreements have converted into 1,534,901 shares of Class A Common Stock.

NOTE 7 – VISIONFUL ACQUISITION

On February 4, 2022, we completed the acquisition of substantially all of the assets of Visionful, which offers a smart parking solution for transit providers, as well as commercial companies, hospitals, airports, universities and municipalities who are looking to better understand their parking usage and manage parking efficiency. The company was purchased for $282,662 in cash and 293,062 shares of Class A Common Stock

NOTE 8 – IPG ACQUISITION

On July 8, 2022 the Company completed the acquisition of Infrastructure Proving Grounds (IPG), an internet of things (IoT) cybersecurity company. IPG produces the award-winning GearBox IoT security tool. GearBox combines a durable appliance with simple execution to allow industrial operators the insight they need to secure their infrastructure. GearBox provides cybersecurity and performance metrics to some of the nation's most critical infrastructure including utilities, commercial buildings, healthcare and transportation. The acquisition adds an important new layer of cybersecurity to the Company’s rapidly expanding physical and cybersecurity platform.

The Purchase Agreement has a purchase price of $250,000. In addition, a minimum of 1,125,000 and up to a maximum of 21,250,000 warrants for Class A Common Stock at a strike price of $0.38 per share will vest under this agreement, depending on whether certain performance metrics set forth in the Purchase Agreement are met. 3,750,000 warrants vested upon completion of the acquisition.

NOTE 9 – SUBSEQUENT EVENTS

Management’s Evaluation

Management has evaluated subsequent events through September 18, 2023, the date the financial statements were available to be issued.

On July 10, 2023, the Company and the Company’s CEO and founder, Rick Bentley, each separately received a “Wells Notice” from the enforcement staff (the “Staff”) of the Securities and Exchange Commission’s Division of Enforcement (“SEC”), stating that the Staff has made a preliminary determination to recommend that the SEC file a civil enforcement action against each of the Company and Mr. Bentley alleging violations of Sections 17(a)(1), 17(a)(2), and 17(a)(3) of the Securities Act of 1933, as amended (the “Securities Act”), and Section 10(b) of the Securities Exchange Act of 1934, as amended (the Exchange Act”), and Rules 10b-5(a), (b) and (c) under the Exchange Act. The Wells Notices are related to the previously disclosed subpoenas that the Company received from the SEC in a matter captioned In the Matter of Certain Reg-A Issuers (see Note 7 to the Company’s consolidated financial statements included in the Company’s annual report on Form 1-K for the fiscal year ended December 31, 2022). A Wells Notice is not a formal allegation or a finding of wrongdoing but is a preliminary determination by the Staff to recommend to the SEC that a civil enforcement action or administrative proceeding be brought against the recipient.

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If the SEC were to authorize an action against the Company or Mr. Bentley, it could seek an order enjoining the Company and/or Mr. Bentley from engaging in future violations of certain provisions of the federal securities laws, imposing civil monetary penalties and disgorgement, and/or providing for other equitable relief within the SEC’s authority. If any such action results in the issuance of an SEC order to cease and desist from committing or causing a violation or future violation of Section 17(a)(1) of the Securities Act or Section 10(b) of the Exchange Act, the Company and/or Mr. Bentley would be subject to the disqualification provisions of Rule 262(a)(5) of the Securities Act and would be deemed to be “bad actors” under that rule. If that were to happen, the Company would be ineligible to use Regulations A, D and Crowdfunding to raise capital for up to five years. If the Company is unable to raise additional capital, our successful operation and growth could be impeded.

The results of the Wells Notice process and any corresponding enforcement action, including the costs, timing, and other potential consequences of responding and complying with the Wells Notices, are unknown at this time. The Company is in the process of negotiating with the Staff to resolve the issues raised in the Wells Notice. The Company submitted a settlement proposal to the Staff, which remains subject to negotiation of customary settlement documentation and approval by the Commission.

The SEC’s actions can subject us to substantial costs and divert resources and the attention of management from our business. If these actions are successful, our business could be seriously harmed. Even if the actions anticipated by the Wells Notices do not result in protracted litigation or are resolved in our favor, the time and resources needed to resolve such actions could divert our management’s resources and adversely affect our business. Furthermore, publicity surrounding any civil action that may be brought by the SEC, even if ultimately resolved favorably for us, could have an adverse impact on our reputation, business, financial condition, results of operations or cash flows. We cannot predict what impact, if any, these matters may have on the Company’s business, financial condition, results of operations and cash flow, though they may be material.

On September 1, 2023, the Company entered into a dry lease of a Cessna T210N Turbo Centurion plane with Cloud Transport Operations LLC. Rick Bentley, the Company’s Chief Executive Officer, has an indirect ownership interest in Cloud Transport Operations LLC. This agreement allows the Company to lease the plane for $350 per hour and will cover insurance and maintenance costs.

Additionally, effective September 1, 2023, the Company also entered into a side agreement related to the dry lease agreement with Hydro Hash, Inc., a company of which Rick Bentley is Chairman and a significant stockholder. Hydro Hash, Inc. agreed, in exchange for use of the plane, to cover 40% of the insurance and maintenance costs for the plane under the dry lease agreement between the Company and Cloud Transport Operations LLC.

Based on the foregoing, no additional material events were identified which require adjustment or disclosure in the financial statements.

ITEM 4. EXHIBITS

The documents listed in the Exhibit Index of this report are incorporated by reference or are filed with this report, in each case as indicated below.

2.1++	Amended and Restated Certificate of Incorporation

2.2+	Bylaws

3.1#	Form of Warrant

3.2#	Form of Warrant Agreement, by and between the Company and DealMaker Transfer Agent

3.3**	Warrant to Purchase Class A Common Stock of Cloudastructure, Inc. issued to Infrastructure Proving Grounds, Inc.

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4++	Form of Subscription Agreement

6.1#	Engagement Agreement with JumpStart Securities dated May 1, 2023.

6.2+	Promissory Note issued by Rick Bentley to the Company dated February 20, 2020 (sole promissory note issued by Rick Bentley)

6.3+	Restricted Stock Purchase Agreement between the Company and Rick Bentley dated February 20, 2020

6.4+	Amended 2014 Stock Option Plan

6.5++++	Rick Bentley Employment Agreement

6.6++++	Gregory Rayzman Employment Agreement

6.7*	Gregory Smitherman Employment Agreement

6.8++++	Lauren O’Brien Employment Agreement

6.9+++++	Asset Purchase Agreement dated December 30, 2021 between the Company and Visionful, Inc., as amended

6.10*	Promissory Note and Security Agreement dated December 3, 2021 between the Company and Rick Bentley (as Borrower)
6.11**	Asset Purchase Agreement by and among Cloudastructure, Inc., Infrastructure Proving Grounds, Inc. and its Shareholders. †
6.12##	Promissory Note Agreement between the Company and Rick Bentley dated October 13, 2022
6.13##	Stock Surrender Agreement between the Company and Rick Bentley dated October 13, 2022

__________________________

*	Incorporated by reference to the Company’s Form 1-A filed with the SEC on January 1, 2022.
**	Incorporated by reference to the Company’s Current Report on Form 1-U filed with the SEC on July 13, 2022.
+	Incorporated by reference to the Company’s Form 1-A filed with the SEC on April 10, 2020
++	Incorporated by reference to the Company’s Form 1-A/A filed with the SEC on May 26, 2020.
+++	Incorporated by reference to the Company’s Form 1-A/A filed with the SEC on June 11, 2020.
++++	Incorporated by reference to the Company’s Form 1-K filed with the SEC on April 30, 2021.
+++++	Incorporated by reference to the Company’s Form 1-U filed with the SEC on February 8, 2022
++++++	Incorporated by reference to the Company’s Form 1-K filed with the SEC on April 15, 2022
#	Incorporated by reference to the Company’s Form 1-A POS filed with the SEC on May 15, 2023
##	Incorporated by reference to the exhibit filed with the Company’s Form 1-K filed with the SEC on April, 28 2023.

 † Portions of the exhibit have been omitted.

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Miami, Florida, on September 22, 2023.

Cloudastructure, Inc.

/s/ Rick Bentley
By: Rick Bentley, Chief Executive Officer

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the date indicated.

/s/ Rick Bentley

Rick Bentley, Chief Executive Officer, Principal Executive Officer, Director

Date: September 22, 2023

/s/ Gregory Smitherman
Gregory Smitherman, Chief Financial Officer, Principal Financial Officer, Principal Accounting Officer
Date: September 22, 2023.

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